Exhibit 1

Media Relations Jorge Pérez +52 (81) 8888-4334 mr@cemex.com	Investor Relations Eduardo Rendón +52 (81) 8888-4256 ir@cemex.com	Analyst Relations Luis Garza +52 (81) 8888-4136 ir@cemex.com

CEMEX OBTAINS NEW BANK LOAN UNDER IMPROVED CONDITIONS

•	New loan extends CEMEX’s debt maturity profile and reduces cost of debt

MONTERREY, MEXICO, SEPTEMBER 30, 2014 – CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX) announced today that it has entered into a new credit agreement for U.S.$1.35 billion (the “Credit Agreement”), with nine of the main lending banks from its Facilities Agreement dated September 17, 2012 (as amended from time to time, the “Facilities Agreement”).

The main terms of the new Credit Agreement, which represent an improvement over the main terms of the existing Facilities Agreement, are as follows:

•	An average 4-year term with equal semi-annual payments of principal of 20% each, beginning on the third anniversary of the Credit Agreement and with the last payment on September 2019.

•	A spread over LIBOR of between 250 and 375 basis points, depending on the level of leverage of CEMEX.

•	A revolving credit tranche of 40% of the total principal amount with the same maturity.

•	Improvements in certain covenants and undertakings that will provide more flexibility to CEMEX.

“We are very pleased with the improved terms of this transaction which reflect the better credit profile that CEMEX has achieved in the last years. It also represents CEMEX’s return to the syndicated bank market under conventional conditions”, said Jose Antonio Gonzalez, CEMEX’s Chief Financial Officer. “We appreciate the confidence of the participating banks and look forward to their continued support.”

The proceeds from the Credit Agreement will initially be used to refinance U.S.$1.35 billion of indebtedness under the Facilities Agreement. Following such repayment, and along with the repayment of U.S.$350 million from the proceeds of its senior secured notes issued on September 11, 2014, CEMEX will have repaid an aggregate amount of U.S.$1.7 billion of indebtedness under the Facilities Agreement during September and October of 2014, reducing the total outstanding principal balance to approximately U.S.$2.475 billion and avoiding a contingent payment of a quarterly fee of 0.50% over the outstanding amount under the Facilities Agreement from the third quarter of 2015 onwards. In a second phase of this process, which begins today, CEMEX will be inviting other banks to participate in this transaction, with any additional funds also to be applied initially toward the repayment of indebtedness under the Facilities Agreement.

The Credit Agreement includes the same guarantors as the Facilities Agreement and shares in the same collateral pledged in favor of the lenders under the Facilities Agreement and other secured obligations of CEMEX. The Credit Agreement contains similar collateral release provisions as the Facilities Agreement.

Leverage and interest coverage covenants in the Credit Agreement will mirror those currently established in the Facilities Agreement until December 2016. Thereafter, for the period commencing after December 2016 and up to September 2019, the leverage and interest coverage covenants will be set at a maximum of 4.25x and a minimum of 2.25x, respectively.

The terms of the Credit Agreement provide CEMEX greater flexibility to obtain financing and to make investments than the terms under the existing Facilities Agreement. In addition, the mandatory prepayments framework in the Credit Agreement allows more discretion to CEMEX in the use of its cash, as compared to the existing Facilities Agreement.

Additionally, CEMEX will submit a consent request to amend the Facilities Agreement to conform the terms of certain provisions of the Facilities Agreement to those of the Credit Agreement. Such amendments require the approval of 66.67% of the current creditors under the Facilities Agreement. However, if any of the requested amendments to the Facilities Agreement are not obtained within 90 days from the signing of the Credit Agreement, the respective provisions of the Credit Agreement shall be amended to reflect current conditions in the Facilities Agreement.

The nine banks that are currently participating in the Credit Agreement as joint mandated lead managers and joint bookrunners and that are, directly or through their affiliates, also lenders are Banco Santander (México), S.A., Institución de Banca Múltiple; Grupo Financiero Santander México; BBVA Securities Inc.; BNP Paribas Securities Corp.; Citigroup Global Markets Inc.; Crédit Agricole Corporate and Investment Bank; HSBC México, S.A., Institución de Banca Múltiple, Grupo Financiero HSBC; ING Capital LLC; J.P. Morgan Securities LLC; and Merrill Lynch, Pierce, Fenner & Smith Incorporated.

CEMEX is a global building materials company that provides high-quality products and reliable services to customers and communities in more than 50 countries. CEMEX has a rich history of improving the well-being of those it serves through innovative building solutions, efficiency advancements, and efforts to promote a sustainable future.

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This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties, and assumptions. No assurance can be given that the transactions described herein will be consummated or as to the ultimate terms of any such transactions. CEMEX assumes no obligation to update or correct the information contained in this press release.

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